Exhibit (a)(5)(1)

SONAECOM CONSOLIDATED EARNINGS ANNOUNCEMENT – FY05

Investment Strategy Delivering Growth

Oporto, 8 March 2006. Sonaecom announced today Audited Full Year 2005 Consolidated Results under International Financial Reporting Standards (“IAS/IFRS”).

Consolidated Financial Highlights

Operational Highlights

During 2005, we established a solid platform from which we believe Sonaecom can achieve a stronger future market position, enhancing future growth, profitability and shareholder value. This platform was built on the back of five initiatives: firstly, the significant investment in our brands with the repositioning of both our Fixed Line brands (Novis and Clix) and of our mobile brand (Optimus); secondly, the launch of new and innovative products and services at Optimus focused on Fixed-Mobile Substitution and on 3G services; thirdly, the aggressive push into Direct Access broadband voice and internet services (ADSL over the unbundled local loop); fourthly, the strengthening of our strategic partnership with France Telecom with the signing of four operating agreements and the strengthening of our shareholdings in Optimus and in Sonaecom Fixed (SCF); and finally, the issue of a 150 million euros 8 year bond issue at favorable terms.

Our telecoms businesses achieved significant momentum in areas where we had identified market opportunities, particularly in the areas of Fixed-Mobile substitution and mobile data at Optimus and direct access Broadband Services (voice and internet) at SCF. This led to real growth in our underlying customer base at Optimus of 11% compared with 2004, and to a major transformation at SCF from an indirect reseller model to a Direct Access Broadband focused business.

At Optimus, we have grown our customer base through innovation, with the launch of new products and services, thus securing our position as the leading innovator in the Portuguese mobile market. At SCF, notwithstanding the regulatory and competitive hurdles encountered, we have achieved the growth targets set in July 2005, in terms of both Direct Access Broadband Customers (EOP 46 thousand ) and Portugal Telecom Central Offices Unbundled (138), and have prepared the ground for the launch of our Triple Play Service in 2006.

In parallel with our growth-led initiatives, we have dedicated significant time to further developing our strategy that embraces telecoms integration and convergence. In this respect, we have continued to work on further integration of our management and organizational structure and systems and we have begun a process that aims to achieve the full integration of our fixed and mobile networks commencing with the planned integration of the two technical teams.

SONAECOM CONSOLIDATED EARNINGS ANNOUNCEMENT – FY05

Investment Strategy Delivering Growth

The objectives we set ourselves at the beginning of the year to improve our competitive market position in both our Fixed and Mobile telecoms businesses, called for a combination of significant operating and commercial activity and higher investment that led to higher Operating Expenses (OPEX), mainly Marketing and Sales and Outsourcing costs, and higher Capital Investment (CAPEX) to support, in particular, the growth in Direct Broadband Access (voice and Internet) and deployment of our 3G network.

Significantly, our Consolidated 2005 results were affected by a number of external factors that have had a material negative impact, in particular: (i) the programmed reduction in Mobile Termination Rates (MTRs) that failed to assure asymmetric rates in favour of the smaller operators and led to a reduction in Operator Revenues and in EBITDA compared to 2004; (ii) the return to handset subsidization by our competitors, particularly during 3Q05; (iii) the 90 day delay in ANACOM’s final approval of Optimus Home following its original launch, with the re-launch of the product only materialising in March 2005 and; (iv) the fact that equitable conditions to grow our Broadband business at SCF were not firmly and formally in place until September 2005.

We are proud of what has been achieved during 2005 which has only been possible due to the determination, speed, innovation and ambition with which the organization responded to the challenges set by management at the beginning of the year, notwithstanding the significant operating, market and regulatory constraints we faced. The successes and progress made during the year are a tribute to all our officers and employees and to the time, dedication and determination they have shown.

Finally, just a few words in relation to our recently announced bid to acquire control of Portugal Telecom SGPS SA (PT). We strongly believe that our bid offers full and fair value to PT shareholders while enhancing shareholder value at Sonaecom. We are convinced that our bid, if successful, will greatly enhance competition in the Portuguese telecoms market and overall will be positive for consumers. However, the bid process is likely to take some months to resolve while we await the pronouncement by the Competition Authority. In the meantime, we will ensure that we continue to focus on the development of our existing businesses.

Paulo Azevedo, CEO Sonaecom

Full Year Consolidated Financial Review

Customers and Customer Revenues

The total Customer base of our telecoms companies increased significantly during 2005, growing by 6% to 2.58 million at the end of 2005, compared to 2.43 at the end of last year, driven by the positive evolution of Optimus’ customer base that grew by 10.5%, and the significant increase of SCF Direct Access Customers that reached 46 thousand (Direct Access Services of 94 thousand), up from 1 thousand customers in 2004. Optimus’ Customer Revenues increased by 2.9% over 2004, while SCF Direct Access Revenues were 71% higher that in 2004.

Turnover

Consolidated Turnover of 843.4 million euros was 4.2% below that achieved in FY04. The main reasons for this reduction were threefold: (i) Optimus’ Operator Revenues decreasing by circa
20.8%, as a result of both the programmed cut in mobile termination rates as of 7 March and the continuous reduction of incoming Fixed traffic; (ii) the loss of narrowband internet and indirect voice traffic at SCF; and (iii) Público generating 21% lower Turnover, driven mainly by lower sales of Associated Products, as a result of increased market competition and market saturation. However, SCF achieved a top-line growth of 5.5% against 2004, as a result of a strong increase in Wholesale

SONAECOM CONSOLIDATED EARNINGS ANNOUNCEMENT – FY05

Investment Strategy Delivering Growth

Revenues, notwithstanding the significant loss of Indirect Access Revenues. SSI posted another good performance, with Turnover growing by 4.8%, driven mainly by WeDo.

OPEX

In 2005, Consolidated OPEX excluding COGS and Marketing & Sales costs, dropped by 1.2% to 474.5 million euros in comparison to 2004, explained largely by cost savings in Leased Lines (-20.9%) and Network Expenses (-5.3%). These savings are the result of our strategy of telecoms’ integration and convergence, and in particular, as a result of the extension of our local capillarity and operating direct connections for most of our GSM and UMTS network, replacing the more expensive leased lines and circuits.

Consolidated OPEX excluding COGS increased by 1% during 2005 to 569.7 million euros, compared with 564.2 million euros in 2004. This mainly reflects: (i) significant investment made in Marketing & Sales (+13.9%) related with the launch of new products and services in our telecoms businesses; (ii) higher Outsourcing costs associated with the development of our ULL ADSL 2+ direct access services; and (iii) higher costs associated with the need to operate two mobile networks (GSM and UMTS). COGS increased by 8% due to Higher Equipment Sales at Optimus (Handsets and Datacards) when compared with 2004.

Provisions

Provisions for bad debts, stock deterioration and impairments were 51% below the 2004 level. This significant decrease resulted from: (i) the improvement in collections in our telecoms businesses; (ii) our success in collecting overdue amounts against which full provisions had been made (in 2005, 8.7% of our collections were related to overdue debt from previous years); and (iii) the improved stock management and stock turnover.

EBITDA

As a consequence of our lower Turnover and higher OPEX, and notwithstanding the lower level of Provisions, our Consolidated EBITDA decreased by 21.8% in 2005, to 156.9 million euros, generating an EBITDA margin of 18.6%. This compares with an EBITDA of 200.6 million euros and a 22.8% margin in 2004. The reduction in EBITDA was driven primarily by lower EBITDA contributions from Optimus, SCF and Público: (i) Optimus stand alone EBITDA margin in the year was 26.6%, on an EBITDA of 167.1 million euros, which compares to an EBITDA of 190.2 million euros and a margin of 28.8% on 2004; (ii) SCF generated a negative EBITDA of 14.7 million euros compared to a positive EBITDA of 3.7 million euros in 2004; and (iii) Público recorded a negative EBITDA of 1.7 million euros, compared to a positive 2.1 million euros in 2004. However, SSI contributed with an increased EBITDA that was up by 13% over 2004.

Depreciation and Amortization

Depreciation and Amortization charges increased by 2.4% over 2004, from 125.2 million euros to 128.2 million euros, due to our higher asset base resulting primarily from the extension of our 3G network and related assets, during the year.

Net Financial Results

Net Financial Results improved by 5.3 million euros compared to 2004, notwithstanding the higher average Gross Debt resulting from our 150 million euros bond issue completed in June 2005 and the consequent increase in interest expense. This was largely the result of the reduction in the spread under the term financing facility at Optimus as well as the significant interest income generated by the higher average cash balance of the year.

SONAECOM CONSOLIDATED EARNINGS ANNOUNCEMENT – FY05

Investment Strategy Delivering Growth

Net Profits

Our Consolidated Net Results before Minorities decreased to 11.6 million euros from 38.8 million euros in 2004, primarily due to the deterioration in EBITDA. Consolidated Net Results after Minorities decreased to 2.2 million euros, compared to 18 million euros in 2004, and reflect the lower level of EBITDA and the impact on minority interest of the FT roll-up (since 1 December, 100% of SCF and 69.2% of Optimus’ results have been included in Consolidated Net Results). The improvement in Net Financial charges (-29%), and the lower Tax charge for the year (-78%), due to a combination of lower EBT and movements in Deferred Tax Assets, were not sufficient to compensate for the lower EBIT result. Movements in Deferred Tax assets included: (i) the use of 10.4 million of Deferred Taxe Asset at Optimus; (ii) the recognition of additional 10.5 million euros of Deferred Tax Asset benefits at Optimus; and (iii) the recognition of a 2.8 million euros impairment charge of Deferred Tax Assets at SCF.

CAPEX

CAPEX in the year, excluding the 18.6 million euros acquisition of Maxistar’s stake in Optimus, amounted to 122.2 million euros, 9.9% more than the 2004 equivalent CAPEX (excluding the 11.2 million euros for the acquisition of KPNQwest Portugal) and represented 14.5% of Turnover in 2005. Total CAPEX, including financial investments, increased by 15% over 2004. This level of CAPEX was consistent with our stated growth strategy in respect of the deployment of our UMTS network and of the development of our wireline Next Generation Network, particularly investments related to our ULL broadband business. Of total CAPEX, 27% was invested in the deployment of our UMTS network, 10% was invested in our network to support ULL broadband, 2% were capitalized Triple Play development costs and other 13% were related to Information Technology (IT)/Information Systems (IS) investments.

Free Cash Flow (Levered)

Consolidated FCF for the year was 12 million euros, down from the 62 million euros generated in 2004. The main drivers of the reduction in FCF were the lower EBITDA result and the higher Capex, including a 18.6 million euros investment in acquiring Maxistar’s 2.77% stake in Optimus. Changes in Working Capital during the year were negligible. The main contributions to FCF were made by Optimus whose FCF increased by 39% to 75.6 million euros, and by SSI that generated 7 million euros of FCF.

Capital Structure

Consolidated Net Debt1 at the end of 2005, stood at 246.5 million euros, 9.5 million euros lower than at the end of 2004. Gross Debt increased to 455.9 million euros from 309.3 million euros in 2004. The increase in Gross Debt was due to the 150 million euros unsecured privately placed bond issue completed in June 2005. Consolidated Liquidity increased from 53.3 million euros in 2004 to 209.4 million euros in 2005, primarily due to the 146 million euros net proceeds from the bond issue that have been invested as treasury applications, and due to the FCF performance at Optimus and SSI.

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1 Accounting Net Debt under IAS 39

SONAECOM CONSOLIDATED EARNINGS ANNOUNCEMENT – FY05

Investment Strategy Delivering Growth

Consolidated Net Debt to EBITDA (FY 2005) stood at 1.6x and Debt to Equity at 40%, at the end of 2005, compared to 1.3x and 41%, respectively, at the end of 2004. Interest Cover (EBITDA to Interest Expenses) improved from 12.4x to 12.9x, reflecting the lower interest expenses of 12.2 million euros in the year and notwithstanding the lower EBITDA generated.

Optimus - Review of Operations

Operational Review

The large investment made during 2005 in commercial activity focused on innovation and growth initiatives, began to show positive results during latter part of 2005 in terms of customer growth and Customer Revenues. However, Optimus’ results were significantly affected by the reduction in MTRs and by the reintroduction of handset subsidies by our competitors.

Customer Base

Optimus’ total subscribers increased by 10.5% to 2.35 million at the end of 2005, compared to 2.13 million at the end of 2004, with Net Additions of 224 thousand, the highest number of the last 4 years. Active Users (last 90 days), at the end of the year, reached 1.79 million compared to 1.62 million at the end of 2004, an increase of 10.1%.

Our new products launched during 2005, namely Rede4, Home and Kanguru, were the main drivers for the growth of Customers and Active Users during 2005, and performed in line and, in some cases, above our expectations.

GPRS and 3G Data Usage

Optimus’ results in 2005 were consistent with our target of increasing GPRS and 3G data revenues. During 2005, GPRS traffic increased by 318%, when compared with the previous year. At the end of 2005, circa 25% of Optimus Subscriber Gross Additions were 3G enabled and in line with our target.

Traffic

In 2005, Total Mobile Traffic2 was 7.7% higher than that recorded in 2004. Optimus’ Operator Revenues continued to be negatively affected by the market trend of fixed to mobile substitution and the continued reduction of incoming fixed traffic, which decreased by 1.1% to 185 million minutes, compared with 187 million minutes in 2004.

Mobile Network

During 2005, Optimus’ technical team focused its efforts on 5 main goals: (i) accelerate the deployment of our UMTS network in the most technological and cost effective way; (ii) carve-out a leading position in Mobile Broadband; (iii) develop and implement new services and functionalities, to be able to offer our clients innovative products and services; (iv) keep a state of the art GSM/GPRS network up-to-date and; (v) achieve an accurate and optimized network infrastructure, in order to obtain the best network performance possible.

In 2005, we accelerated the roll-out of our UMTS network, with the deployment of new UMTS sites. By the end of 2005, UMTS network covered almost 50% of the population with the delivery of speeds of up to 384 Kbps, and with full UMTS coverage in Greater Lisbon, Oporto, Algarve, as well as in the main Portuguese city centres. We expect to obtain near 80% population coverage by the end of 2006.

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2 Total Mobile Traffic = total Incoming Traffic + total Outgoing Traffic + total Roaming Out

SONAECOM CONSOLIDATED EARNINGS ANNOUNCEMENT – FY05

Investment Strategy Delivering Growth

Financial Review

Turnover

Turnover fell by 4.9% compared to 2004 while Service Revenues fell by 5.8%, mainly explained by the reduction in Operator Revenues of 20.8% to 175.9 million euros, driven by: (i) reduction in MTRs as of 7 March 2005; (ii) the lower volume of fixed traffic terminating on Optimus’ mobile network and; (iii) pressure in Roaming In revenues, due to price reductions during the year and less Roaming In traffic. Growth in Customers Revenues of 2.9% contributed positively but was not sufficient to fully compensate for the lower level of Operator Revenues.

Data Revenues represented 11.2% of Optimus’ total Service Revenues in 2005, recording a growth of 1.7p.p in comparison with in 2004. From total Data Revenues in 2005, SMS’s represented 71% down from 80.1% in 2004, and Non-SMS related Data Services3 represented 29%, up from 19% in 2004.

For the full year 2005, Optimus’ Subscribers generated an ARPU of 21.9 euros, down from an ARPU of 24.3 in 2004, a 9.8% decrease mainly explained by the impact of the phased reductions in MTRs and price cuts of Roaming In.

EBITDA

EBITDA in the year reached 167.1 million euros, down 12.1% from 2004, generating an EBITDA margin of 26.6%, which compares to the 28.8% margin generated in 2004.
The main contributor to this performance was the margin lost as a result of the lower MTRs which had an impact of circa 11 million euros on EBITDA in the year. Total OPEX excluding COGS and Marketing & Sales Costs fell by 3%, compared to 2004, the outcome of a continued effort in cost optimization with significant savings in Leased Lines (-16.1%) and Maintenance (-9.4%). Total OPEX increased by 2.1% when compared with 2004, reflecting our dynamic commercial effort and the more competitive mobile market. In particular, Marketing & Sales costs, including subsidization, increased by 20% in 2005, as a result of significant commercial activity supporting new products and services, and due to the increase of subsidization by 66%, due to the reintroduction of handset subsidies by our competitors, particularly in the second half of 2005.

FCF

FCF at Optimus improved significantly, up 39% to 75.6 million euros, notwithstanding EBITDA evolution, mainly explained by a lower CAPEX level, down 16.4 million euros, and the fact that the 2004 FCF was affected by the payment of 39 million euros regarding the acquisition of Oniway assets in 2002.

The majority of investments made during 2005 were related to: (i) the roll out of the UMTS network (37.8 million euros); (ii) the improvement of our overall quality and capacity of the GSM/GPRS network (24.7 million euros); and (iii) Information Technology improvements, including investment in integrating our billing system (17.1 million euros).

Sonaecom Fixed (SCF) - Review of Operations

Operational Review

SCF’s results during 2005, reflect our strategy begun in 2H04 and reiterated at the beginning of 2005, to refocus the business away from an indirect business particularly in the residential market, to a direct access business, through a strategy of expanding aggressively our ADSL broadband

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3 Non-SMS related Data Services = MMS + WAP + UMTS + GPRS + Other Data Revenues

SONAECOM CONSOLIDATED EARNINGS ANNOUNCEMENT – FY05

Investment Strategy Delivering Growth

services over ULL. This strategy began to bear fruit in 4Q05, with SCF’s total customer base growing once again, and with revenues from Direct Access customers surpassing those generated by Indirect Access customers for the first time.

Customers’ base

At the end of 2005, SCF’s Total Services stood at 271.5 thousand, from 301 thousand services at the end of 2004. Direct Access Services increased by 88.5 thousand to 94 thousand, at year end 2005. However, the increase of our direct access customers was not sufficient to compensate the combined loss of indirect voice and narrowband internet customers that fell by 42% to 162.7 thousand customers. The decrease of our customer base has been reversed in the 4Q05 by the higher number of direct services acquired, with SCF’s total services increasing by 6% compared to 4Q04.

As to our overall activation processes and timings, at the end of 2005, our ADSL activation process was taking an average of 40 days to be completed for 85% of the customers in the activation pipeline, improving from a provisioning time of nearly 3 to 5 months in the beginning of 2005, a timing that we intend to improve significantly during 2006.

Central Offices Unbundled

By the end of the year, SCF had unbundled 138 PT central offices for SHDSL circuit interconnection, 130 of which prepared for ULL with ADSL 2+ and direct voice services. Accordingly, SCF ended 2005 covering circa 50% of population, reaching up to 1.4 million copper lines. According to ANACOM’s market data, as at December 2005, SCF consolidated its leadership in the direct access market among Alternative Operators, owning 77% of the total unbundled local loops in the market with 55,600 active unbundled local loops. During 4Q05, SCF unbundled more than 80% of the total unbundled local loops in the market.

Broadband Services

We have launched a commercial pilot test of our Triple Play bundled offer of Voice, Internet and TV over IP, at the end of November 2005. This pilot test addresses some of our double play residential clients, including three packages of channels with a total of 45 channels and a Home Video Service with more than 200 films available. The final packages on offer, including their prices and conditions, will be fine tuned based on the test feedback and results, before being launched on a mass market scale during 2H06. We are still in the process of completing content negotiations with global and local dealers, potentially increasing our broadcast channels on offer up to 90 channels and Video assortment to more than 1.000 films of choice.

Financial Review

Turnover

Turnover in 2005 was 158.4 million euros, up 5.5% against 2004, driven mainly by higher Wholesale revenues, including leased lines and traffic wholesale, which represented 50% of the Service Revenues. Revenues from Direct Access and Indirect Access Services represented 23% and 27% of Turnover, respectively. However, it is important to note that in 4Q05 Direct Access revenues surpassed Indirect Access revenues for the first time.

EBITDA

For the full year, SCF generated an EBITDA loss of 14.7 million euros, down from a positive level of 3.7 million euros in 2004. This performance was affected by the significant reduction in our indirect voice and narrowband internet revenues and by the cost of the commercial and operating effort associated with the development of our direct access strategy.

SONAECOM CONSOLIDATED EARNINGS ANNOUNCEMENT – FY05

Investment Strategy Delivering Growth

SCF OPEX excluding Marketing & Sales costs reached 158.2 million euros, 15.5% above that of 2004, primarily as a result of: (i) Outsourcing costs increasing by 53%, reflecting higher Customer Service and ULL Installer Costs; and (ii) Leased Lines costs increasing by 41.2% due to the higher level of Wholesale activity in the year. Marketing & Sales costs increased by 52%, due to higher investment in advertising and higher level of commissions paid.

FCF

FCF at SCF deteriorated from a negative 6 million euros in 2004 to negative 34.7 million euros in 2005, mainly explained by the EBITDA losses posted in the year.

During 2005, SCF CAPEX was 26.9 million euros, in line with the levels invested in 2004, of which 14.5 million directed primarily to our ULL strategy, 2.7 million allocated to the development of our Triple Play Offer and 1.5 million euros invested in Information System improvements and implementations.

Público - Review of Operations

Operational Review

According to the latest available market data, Público’s average paid circulation dropped by 4.3%, from an average level of 51,719 in the period January to September 2004, to 49,506 from January to September 2005. This decrease can be explained by the tougher competitive pressure from the tabloid newspapers and free Newspapers, as well as the reduction in the size of the Daily newspaper market by 5.7%, year on year. Nevertheless, Público’s market share of paid circulation increased during 2005, reaching 13.5% in 3Q05 compared to 13.2% in 3Q04.

Financial Review

Turnover

In 2005, Turnover decreased 21% to 44.1 million euros, when compared to 2004, due to the decrease in Associated Products Sales of 45%, explained by market saturation and more aggressive competition. A total of 2.6 million units of Associated Products were sold in 2005 compared to 5 million in 2004, generating revenues of 13.7 million euros and 25.1 million euros, in 2005 and 2004, respectively.

Newspaper Sales rose by 5% in comparison with 2004, explained by a price increase on all Público’s editions. Advertising Sales dropped by 3% against 2004, reflecting the lower level of advertising invested in newspapers. To further enhance Advertising Revenues, Público has been focusing in extending its addressable market and current audience, by reaching other readers on the back of the new magazines launched.

EBITDA

Mainly as a result of our Turnover performance, EBITDA deteriorated, generating a loss of 1.7 million euros down from a positive 2.1 million euros in 2004. To underpin Turnover and address the poorer financial performance of the year, Público restructured its commercial activity during 2H05, with a new sales team focused on pushing revenues in a more proactive way.

FCF

During 2005, Público generated negative FCF of 3.9 million euros, decreasing from positive 1.1 million euros generated in 2004, being mainly affected by the EBITDA performance of the year.

SSI - Review of Operations

Operational Review

Our SSI companies posted another positive performance in 2005 in their respective key markets, continuing the strategy of organic growth primarily in international markets. SSI growth during 2005 was driven mainly by the positive performance at WeDo, that has been successful in selling its proprietary Revenue Assurance product ‘RAID’ to leading international telecoms operators, and at Enabler that has established itself as a leading international provider of systems integration for the retail sector.

SONAECOM CONSOLIDATED EARNINGS ANNOUNCEMENT – FY05

Investment Strategy Delivering Growth

Financial Review

Turnover

Consolidated Turnover reached 86 million euros in 2005, up 4.8% when over 2004 value, with the main contribution for the consolidated growth coming from WeDo’s strong performance, increasing its turnover by 19.3%, year on year.

EBITDA

EBITDA increased by 13% to 9.5 million euros, generating a margin of 11% compared to 10.3% in 2004. Enabler and WeDo accounted for 84% of total SSI EBITDA, with WeDo being the company that most contributed to this yearly growth, with its stand alone EBITDA improving by 63%.

FCF

During 2005, SSI generated positive FCF of 7.1 million euros, slightly below the 7.3 million achieved in 2004.

Summary Review of 4Q05 Results

Customers’ base

Our commercial activity throughout the year generated real operational growth in our telecoms businesses. At Optimus, Subscriber Net Additions increased significantly from 11 thousand in 4Q04 to 83 thousand in 4Q05, generating a growth in Customer Revenues of 5%. At SCF, the customer base grew by 16.3 thousand, compensating for the first time the decline of indirect access customers. During 4Q05, SCF acquired 45 thousand new direct services, more than compensating the loss of 25 thousand indirect services in the same period.

Turnover

Consolidated Turnover decreased by 1% to 216.1 million euros in 4Q05, compared with 218.5 million euros in 4Q04, as a result of: (i) Optimus’ Turnover declining by 3% in 4Q05, due to a 24% reduction in Operator Revenues, not compensated by the increase in Customer Revenues. The decline of Operator revenues was explained by further cuts in Mobile Termination Rates, as of 1 October 2005 and the continuing fall of incoming Fixed traffic; (ii) SCF’s Turnover growing by 10% in 4Q05, mainly driven by Wholesale revenues growth of 33% and the increase of SCF’s customer base; (iii) Público’s Turnover dropping by 13% compared with 4Q04, mainly due to the 37% lower level of sales achieved by Associated Products; and (iv) SSI’s Turnover increasing by 1% in 4Q05 over 4Q04, particularly driven by performance at Wedo that recorded a Turnover growth of 23%.

OPEX

Consolidated OPEX, excluding COGS and Marketing & Sales, dropped by 2% to 119.6 million euros, in line with our pursuit of cost synergies, particularly on the network side. Consolidated OPEX, excluding COGS, reached 146.8 million euros, 1.5% above that recorded in 4Q04, representing 68% of Turnover compared to 66% in 4Q04. This increase in costs is explained primarily by: (i) higher Marketing & Sales Costs at Optimus (+2%) and at SCF (+155%), reflecting the increased commercial effort during the quarter; and (ii) higher Outsourcing Costs (+26%), reflecting increased Customer Service Costs and ULL costs related to the unbundling process. COGS rose by 21.7% over 4Q04, reflecting the higher number of handsets sold during 4Q05.

SONAECOM CONSOLIDATED EARNINGS ANNOUNCEMENT – FY05

Investment Strategy Delivering Growth

EBITDA

As a result of the lower Turnover and higher OPEX, Consolidated EBITDA dropped by 29% to 31.7 million euros, generating an EBITDA margin of 15% compared to 20% in 4Q04. The EBITDA performance was consistent with our guideline of EBITDA for SCF, which was negative of 6.3 million euros due to the roll out of our Direct Access Broadband services, and reflects the handset subsidization of 3G terminals at Optimus, following our competitors’ move, although in a lower level than that verified in the 3Q05, as well as the campaigns reinforcing the new products launched during 2005.

FCF

Consolidated Levered Free Cash Flow in 4Q05 was 10.6 million euros, down from 12.1 million euros in 4Q04, mainly explained by EBITDA performance and notwithstanding the lower level of CAPEX in the quarter by 5%.

Regulatory Highlights

We have continued to fight for a fairer and more competitive telecoms market, in order to stimulate growth, innovation and employment and to benefit the consumer. To this end, in June 2005 we presented two complaints to the European Commission: the first for the abuse of dominant position in the Portuguese Broadband market demanding the structural separation of the copper and cable networks; the second against the Portuguese State for the unfair sale of the national copper network (PSTN), requesting an economic remedy. Additionally, we have taken legal action against ANACOM’s decision to impose symmetric Mobile Termination Rates that clearly is detrimental to the smaller operators.

Despite the existing competitive market distortions, we are pleased with the new measures imposed by the Regulator and the Government, regarding the new conditions for local loop unbundling, particularly the reduction of the monthly fee and set-up fee, the shortening of the associated provisioning times and other measures that improved the customer activation process.

Public Tender Offer for Portugal Telecom

On 6 February 2006, we announced a Public Tender Offer for the acquisition of all the outstanding ordinary share capital and class A shares of Portugal Telecom SGPS SA (PT) and convertible bonds, at a price of 9.5 euros for each ordinary share and each class A share and 5,000 euros for each convertible bond. We also announced a Public Tender Offer for the outstanding minority shareholdings in PT Multimedia SGPS SA (PTM) as required by the Portuguese Securities Code. Our offer for PT is subject to the satisfaction of following conditions: (i) the non-opposition from the Portuguese Competition Authority; (ii) the formal registration of our Public Tender Offer with the Portuguese Securities Market Commission (CMVM); (iii) the acquisition of at least 50.01% of the share capital of PT and; (iv) amendment of PT’s articles of association (v) to remove the voting limitations on a shareholder that acquires more than 10% of the share capital of PT; (vi) to remove the prohibition on a telecommunications operator acquiring more than 10% of the share capital of PT; and (vii) to remove or amend the special approval rights of the PT “golden shares” held by the Portuguese government or, alternatively, the waiver by the Portuguese government of the use of the special approval rights of the PT “golden shares” in connection with or approval of the reorganization of PT’s businesses proposed by Sonaecom.

SONAECOM CONSOLIDATED EARNINGS ANNOUNCEMENT – FY05

Investment Strategy Delivering Growth

Our main strategic objectives behind the offer for PT are: (i) to stimulate competition in the Portuguese telecoms sector by committing to sell one of the two fixed access networks currently held by PT with the objective of introducing a new and significant competitor in the fixed voice, broadband and TV markets; (ii) to provide clear leadership supported by a clear international strategy focused on economic and management control of international assets; (iii) to access operating agreements with international mobile operators to ensure higher roaming revenues and enhanced bargaining power for the procurement of handsets, content and applications; (iv) to strengthen the combined company’s management capabilities and competitiveness and to provide a strong and stable shareholder base.

We believe our offer is attractive for PT shareholders and if successful, will enhance shareholder value at Sonaecom and will bring broad benefits to the Portuguese telecoms market as a whole and will benefit consumers. During the bid process, we will continue to focus our efforts on developing our existing businesses.

Looking Forward

Our aim for 2006 is to build on the platform established during 2005 for our telecoms businesses, to continue the push for organic growth of our SSI businesses, and to improve performance at Público.

We expect to continue to benefit from the investment strategy implemented during 2005, namely in mobile data, 3G services and fixed broadband services (voice and internet). We also plan to launch Triple Play service during 2H06. In addition, we will invest further in the development of our 3G network and in the extension of our transmission network to support both our fixed and mobile businesses.

We anticipate that our 2006 results will be negatively affected by a number of known factors: the continued progressive cuts in MTRs that will negatively affect Operator Revenues at Optimus; the cost of operating two mobile networks; higher customer acquisition costs at SCF associated with the growth of our Double-Play broadband business (voice and internet) and the launch of our Triple-Play offer; and from the expected poor economic climate that will continue to hold back consumer confidence and consumer spending.

This press announcement does not constitute an offer or invitation to purchase any securities or a solicitation of an offer to buy any securities, pursuant to the proposed offer (the “Offer”) for the shares of Portugal Telecom, SGPS, S.A. (“PT”), or otherwise. The Offer will be made solely by an offer document containing and setting out the terms and conditions of the Offer (the “Offer Document”) and the letter of transmittal and form of acceptance (the “Acceptance Forms”), which will contain details of how the Offer may be accepted. In the United States, Sonae, SGPS, S.A. (“Sonae”), and Sonaecom, SGPS, S.A. (“Sonaecom”), will be filing a Tender Offer Statement containing the Offer Document, the Acceptance Forms and other related documentation with the US Securities and Exchange Commission (the “SEC”) on Schedule TO (the “Tender Offer Statement”) and PT is expected to file a Solicitation/ Recommendation Statement on Schedule 14D-9 (the “Solicitation/Recommendation Statement”) with the SEC after the Offer Document is made available to PT shareholders. Free copies of the Schedule TO, the Schedule 14D-9 and the other related documents to be filed by Sonae or Sonaecom and PT in connection with the Offer will be available from the date the Offer Document is made available to PT shareholders on the SEC’s website at http://www.sec.gov. The Offer Document and the Acceptance Forms will be made available by Sonaecom or its duly designated agent to all PT shareholders at no charge to them. PT shareholders are strongly advised to read the Offer Document and the Acceptance Forms, and any other relevant documents filed with the SEC, as well as amendments and supplements to those documents because they will contain important information. PT shareholders in the United States are also advised to read the Tender Offer Statement and the Solicitation/Recommendation Statement because they will contain important information.

Unless otherwise determined by Sonae and/or Sonaecom and permitted by applicable law and regulation, the Offer will not be made, directly or indirectly, in or into, or by use of the mails of, or by any other means or instrumentality (including, without limitation, telephonically or electronically) of interstate or foreign commerce of, or of any facility of a national securities exchange of Canada, nor will it be made in or into Australia or Japan and the Offer will not be capable of acceptance by any such use, means, instrumentality or facilities or from within Australia, Canada or Japan. Accordingly, unless otherwise determined by Sonae and/or Sonaecom

SONAECOM CONSOLIDATED EARNINGS ANNOUNCEMENT – FY05

Investment Strategy Delivering Growth

and permitted by applicable law and regulation, neither copies of this announcement nor any other documents relating to the Offer are being, or may be, mailed or otherwise forwarded, distributed or sent in or into Australia, Canada or Japan and persons receiving such documents (including custodians, nominees and trustees) must not distribute or send them in, into or from such jurisdictions.

Notwithstanding the foregoing, Sonae and/or Sonaecom retains the right to permit the Offer to be accepted and any sale of securities pursuant to the Offer to be completed if, in its sole discretion, it is satisfied that the transaction in question can be undertaken in compliance with applicable law and regulation. The availability of the Offer to persons not resident in Portugal or the United States may be affected by the laws of the relevant jurisdiction. Persons who are not resident in Portugal or the United States should inform themselves about and observe any applicable requirements.

The Offer will be made by Sonae and/or Sonaecom and (outside the United States) by Banco Santander de Negócios Portugal, S.A., on its or their behalf.

This press release may contain forward-looking information and statements about Sonae, Sonaecom, PT or their combined businesses after completion of the proposed Offer, based on management’s current expectations or beliefs. Forward-looking statements are statements that are not historical facts. These forward-looking statements may relate to, among other things: management strategies; synergies and cost savings; future operations, products and services; integration of the businesses; market position; planned asset disposal and capital expenditures; net debt levels and EBITDA; and earnings per share growth, dividend policy and timing and benefits of the offer and the combined company. These forward-looking statements are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements, including, but not limited to, changes in regulation, the telecommunications industry and economic conditions; the ability to integrate the businesses; obtaining any applicable governmental approvals and complying with any conditions related thereto; costs relating to the offer and the integration; litigation; and the effects of competition. Forward-looking statements may be identified by words such as “believes,” “expects,” “anticipates,” “projects,” “intends,” “should,” “seeks,” “estimates,” “future” or similar expressions. Although these statements reflect our current expectations, which we believe are reasonable, investors and PT shareholders are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond our control, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. You are cautioned not to put undue reliance on any forward-looking information or statements. We do not undertake any obligation to update any forward-looking information or statements.

Consolidated Sonaecom	FY04	FY05	FY05/ FY04	4Q04	3Q05	4Q05	4Q05/4Q04	4Q05/3Q05
P&L
Turnover	880,159	843,461	(4%)	218,478	221,563	216,012	(1%)	(3%)
Service Revenues	772,109	741,163	(4%)	189,514	193,831	184,692	(3%)	(5%)
Product Sales	108,050	102,298	(5%)	28,964	27,732	31,320	8%	13%
Other Revenues	6,967	5,827	(16%)	2,822	2,204	1,290	(54%)	(41%)
Operating Costs	670,661	684,641	2%	174,700	179,694	183,365	5%	2%
COGS	106,437	114,925	8%	30,069	33,296	36,596	22%	10%
Personnel Costs (1)	101,669	102,848	1%	27,076	25,182	24,852	(8%)	(1%)
Other Operating Costs (1)	462,555	466,868	1%	117,555	121,216	121,917	4%	1%
Provisions and Impairment Losses	15,852	7,770	(51%)	2,140	2,478	2,269	6%	(8%)
EBITDA	200,614	156,876	(22%)	44,460	41,595	31,669	(29%)	(24%)
EBITDA margin	23%	19%	(18%)	20%	19%	15%	(28%)	(22%)
Depreciation and Amortisation	125,198	128,223	2%	31,726	31,519	34180	8%	8%
EBIT	75,416	28,653	(62%)	12,733	10,076	(2,511)	(120%	(125%)
Net Financial Results	(18,432)	(13,090)	29%	(3,154)	(3,679)	(3,605)	(14%)	2%
Financial income	2,989	4,767	59%	644	1,444	1,308	103%	(9%)
Financial expenses	21,421	17,857	(17%)	3,797	5,124	4,913	29%	(4%)
EBT	56,984	15,562	(73%)	9,580	6,397	(6,116)	(164%)	(196%)
Taxes	18,152	4,008	(78%)	1,448	1,452	808	(44%)	(44%)
Net Results	38,832	11,554	(70%)	8,132	4,945	(6,924)	(185%)	(240%)
Attributable to minority interests	20,784	9,398	(55%)	3,498	3,403	(1,736)	(150%)	(151%)
Group share	18,048	2,156	(88%)	4,634	1,542	(5,189)	(212%)	(437%)

CAPEX	122,461	140,816	15%	50,044	28,884	47,345	(5%)	64%
EBITDA - CAPEX	78,153	16,060	(79%)	(5,584)	12,711	(15,676)	(181%)	(223%)
FCF Levered (2)	62,119	12,170	(80%)	12,139	18,968	10,635	(12%)	(44%)

BALANCE SHEET
Total Assets	1,058,597	1,451,785	37%	1,058,597	1,188,048	1,451,785	37%	22%
Non Current Assets	777,333	1,010,164	30%	777,333	754,938	1,010,164	30%	34%
Current Assets	281,264	441,621	57%	281,264	433,110	441,621	57%	2%
Total Liabilities	618,023	764,846	24%	618,023	738,983	764,846	24%	3%
Non-current liabilities	326,604	480,618	47%	326,604	473,720	480,618	47%	1%
o.w. bank loans	305,139	455,863	49%	305,139	454,787	455,863	49%	0%
Current Liabilities	291,419	284,228	(2%)	291,419	265,263	284,228	(2%)	7%
o.w. bank loans	2,509	54	(98%)	2,509	735	54	(98%)	(93%)
Shareholders' funds	440,575	686,939	56%	440,575	449,065	686,939	56%	53%
Group share	256,655	571,776	123%	256,655	264,371	571,776	123%	116%
Minority Interests	183,920	115,163	(37%)	183,920	184,694	115,163	(37%)	(38%)
Gross Debt (3)	309,250	455,917	47%	309,250	457,266	455,917	47%	0%
Liquidity	53,265	209,415	293%	53,265	199,789	209,415	293%	5%
Net debt (4)	255,985	246,502	(4%)	255,985	257,477	246,502	(4%)	(4%)
Interest expenses	16,155	12,179	(25%)	2,326	3,503	3,554	53%	1%
Net Debt : Annualised EBITDA (last 4 quarters)	1.3x	1.6x	23%	1.3x	1.5x	1.6x	23%	4%
Interest Cover (EBITDA / interest expenses)	12.4x	12.9x	4%	19.1x	11.9x	8.9x	(53%)	(25%)
Debt / (Debt + Equity)	41%	40%	(3%)	41%	50%	40%	(3%)	(21%)

(1) Personnel Costs and Other Operating Costs

For 2005 we have adopted a new consolidation methodology which changed the elimination's allocation between Personnel Costs and Other Operating Costs. The table above present the restated values for 4Q04 and FY04.

(2) FCF Levered

FCF after financial expenses but before capital flows and financing related up-front costs and fees.

(3) Gross Debt

Nominal Debt (before application of IAS 39)

Gross Debt	328,569	474,728	44%	328,569	477,299	474,728	44%	(1%)
Liquidity	53,265	209,415	293%	53,265	199,789	209,415	293%	5%
Net debt	275,304	265,313	(4%)	275,304	277,510	265,313	(4%)	(4%)
Net Debt : Annualised EBITDA (last 4 quarters)	1.4x	1.7x	23%	137%	164%	169%	23%	3%
Debt / (Debt + Equity)	43%	41%	(4%)	43%	52%	41%	(4%)	(21%)

In December 2004, Sonaecom adopted IAS 39, thus reporting Total Gross Debt net of the cumulative up-front fees associated with the refinancings of Optimus’ debt. Previous periods figures were restated. The table above present the nominal values, as this deduction have not been made.

(4) Net Debt

(euros 000s)
	Bank Debt	Shareholder Loans	Cash	Net Debt

Stand alone Debt	455,917	176,470	280,864	351,523
Optimus consolidated	309,596	0	87,776	221,820
Sonaecom Fixed	-	51,122	377	50,745
Publico consolidated	-	3,820	300	3,520
Software and Systems Integration	20	-	14,140	(14,120)
Sonaecom SGPS Holding Company (a)	146,267	67,625	176,391	37,501
Others	34	53,903	1,880	52,057
Intragroups	0	(176,470)	(71,449)	(105,021)
Optimus consolidated	-	-	(59,775)	59,775
Sonaecom Fixed	-	(51,122)	-	(51,122)
Publico consolidated	-	(3,820)	-	(3,820)
Software and Systems Integration	-	-	(7,200)	7,200
Sonaecom SGPS Holding Company	-	(67,625)	(3,825)	(63,800)
Others	-	(53,903)	(649)	(53,254)
Total	455,917	0	209,415	246,502

(a) Sonaecom Holding Company Shareholder loans refers to treasury applications from operating companies (operating companies' cash intragroup).

								(euros thousands)
								% chg

Optimus Consolidated	FY04	FY05	FY05/ FY04	4Q04	3Q05	4Q05	4Q05/4Q04	4Q05/3Q05
P&L
Turnover	659,575	627,447	(5%)	166,122	167,490	161,382	(3%)	(4%)
Service Revenues	602,050	567,003	(6%)	146,192	150,565	138,624	(5%)	(8%)
Equipment Sales	57,525	60,444	5%	19,930	16,925	22,758	14%	34%
Other Revenues	13,736	25,906	89%	3,078	7,029	6,387	108%	(9%)
Operating Costs	469,736	479,395	2%	127,545	127,444	129,298	1%	1%
COGS	72,973	86,151	18%	25,002	25,571	31,329	25%	23%
Interconnection	154,356	137,884	(11%)	38,418	35,643	33,136	(14%)	(7%)
Leased lines and Network operating costs	50,824	47,966	(6%)	12,149	12,579	12,944	7%	3%
Marketing	66,925	73,138	9%	19,462	19,425	19,810	2%	2%
Personnel Costs	42,948	45,311	6%	11,562	11,347	10,417	(10%)	(8%)
SG&A	69,610	78,840	13%	17,222	20,403	20,281	18%	(1%)
Other Operating Costs	12,100	10,105	(16%)	3,730	2,476	1,381	(63%)	(44%)
Service Margin (1)	447,694	429,118	(4%)	107,774	114,922	105,488	(2%)	(8%)
Service Margin %	74%	76%	2%	74%	76%	76%	3%	(%)
Provisions and Impairment Losses	13,421	6,809	(49%)	1,762	2,263	2,018	15%	(11%)
EBITDA	190,153	167,147	(12%)	39,893	44,812	36,453	(9%)	(19%)
EBITDA margin	29%	27%	(8%)	24%	27%	23%	(6%)	(16%)
Depreciation and Amortisation	105,373	109,226	4%	26,942	27,037	28,047	4%	4%
EBIT	84,780	57,922	(32%)	12,952	17,775	8,406	(35%)	(53%)
Net Financial Results	(18,541)	(13,035)	30%	(3,065)	(3,447)	(2,942)	4%	15%
Financial income	1,583	1,609	2%	503	352	603	20%	71%
Financial expenses	20,125	14,644	(27%)	3,568	3,799	3,545	(1%)	(7%)
EBT	66,239	44,887	(32%)	9,887	14,328	5,464	(45%)	(62%)
Taxes	15,696	(164)	(101%)	1,534	(251)	(1,587)	(203%)	(532%)
Net Results	50,543	45,051	(11%)	8,353	14,579	7,052	(16%)	(52%)

CAPEX	103,563	87,202	(16%)	50,744	22,183	38,441	(24%)	73%
EBITDA-CAPEX	86,589	79,946	(8%)	(10,850)	22,629	(1,988)	82%	(109%)
FCF Levered	54,499	75,554	39%	5,259	29,073	29,370	458%	1%

BALANCE SHEET
Total Assets	863,972	908,753	5%	863,972	879,325	908,753	5%	3%
Non Current Assets	664,440	637,636	(4%)	664,440	624,907	637,636	(4%)	2%
Current Assets	199,532	271,117	36%	199,532	254,418	271,117	36%	7%
Total Liabilities	541,071	540,004	(%)	541,071	517,707	540,004	(%)	4%
Non-current liabilities	317,476	329,293	4%	317,476	320,837	329,293	4%	3%
o.w. bank loans	305,139	309,596	1%	305,139	308,697	309,596	1%	0%
Current Liabilities	223,595	210,711	(6%)	223,595	196,870	210,711	(6%)	7%
o.w. bank loans	2,378	-	-	2,378	2,378	-	-	-
Shareholders' funds	322,901	368,749	14%	322,901	361,618	368,749	14%	2%
Share Capital	425,000	425,000	0%	425,000	425,000	425,000	0%	0%
Gross Debt (2)	307,517	309,596	1%	307,517	308,697	309,596	1%	0%
Liquidity	13,993	87,776	527%	13,993	58,697	87,776	527%	50%
Net debt	293,524	221,820	(24%)	293,524	250,000	221,820	(24%)	(11%)
Interest expenses	15,361	9,679	(37%)	2,555	2,316	2,435	(5%)	5%
Net Debt : Annualised EBITDA (last 4 quarters)	1.5 x	1.3 x	(14%)	1.5 x	1.5 x	1.3 x	(14%)	(9%)
Interest Cover (EBITDA / interest expenses)	12.4 x	17.3 x	40%	15.6 x	19.3 x	15.0 x	(4%)	(23%)
Debt / (Debt + Equity)	49%	46%	(6%)	49%	46%	46%	(6%)	(1%)

(1) Service Margin

Service margin is equal to Service revenues less Interconnection costs.

(2) Gross Debt

Nominal Debt (before application of IAS 39)
Gross Debt	326,837	324,674	(0.7%)	326,837	324,820	324,674	(0.7%)	(0%)
Liquidity	13,993	87,776	527%	13,993	58,697	87,776	527%	50%
Net debt	312,844	236,898	(24%)	312,844	266,123	236,898	(24%)	(11%)
Net Debt : Annualised EBITDA (last 4 quarters)	1.6 x	1.4 x	(14%)	1.6 x	1.4 x	1.4 x	(14%)	(1%)
Debt / (Debt + Equity)	50%	47%	(7%)	50%	47%	47%	(7%)	(1%)

In December 2004, Sonaecom adopted IAS 39, thus reporting Total Gross Debt net of the cumulative up-front fees associated with the refinancings of Optimus’ debt. Previous periods figures were restated. The table above present the nominal values, as this deduction have not been made.

							(euros thousands)
								% chg

	Pro-forma			Pro-form
Sonaecom Fixed	FY04	FY05	FY05/ FY04	4Q04	3Q05	4Q05	4Q05/4Q04	4Q05/3Q05
P&L
Turnover	150,060	158,380	6%	37,575	41,793	41,373	10%	(1%)
Service Revenues	149,861	158,301	6%	37,465	41,784	41,347	10%	(1%)
Equipment Sales	199	79	(60%)	110	9	26	(76%)	189%
Other Revenues	3,485	3,781	8%	1,153	1,075	1,057	(8%)	(2%)
Operating Costs	149,118	176,566	18%	36,901	47,135	48,677	32%	3%
COGS	114	43	(62%)	68	16	47	(31%)	194%
Interconnection	75,961	85,341	12%	17,152	24,298	23,755	38%	(2%)
Leased lines and Network operating costs	18,267	25,200	38%	6,535	6,343	5,635	(14%)	(11%)
Marketing	12,075	18,336	52%	2,619	4,018	6,687	155%	66%
Personnel Costs	13,642	13,365	(2%)	3,867	3,329	3,144	(19%)	(6%)
SG&A	28,189	33,392	18%	6,698	8,908	9,247	38%	4%
Other Operating Costs	870	889	2%	(38)	223	162	526%	(27%)
Service Margin (1)	73,900	72,960	(1%)	20,313	17,486	17,592	(13%)	1%
Service Margin %	49%	46%	(7%)	54%	42%	43%	(22%)	2%
Provisions and Impairment Losses	709	257	(64%)	(201)	14	97	148%	593%
EBITDA	3,718	(14,662)	(494%)	2,028	(4,281)	(6,345)	(413%)	(48%)
EBITDA margin	2%	(9%)	(474%)	5%	(10%)	(15%)	(384%)	(50%)
Depreciation and Amortisation	15,959	14,997	(6%)	3,905	3,687	4,438	14%	20%
EBIT	(12,241)	(29,659)	(142%)	(1,877)	(7,968)	(10,783)	(474%)	(35%)
Net Financial Results	(1,269)	(2,075)	(64%)	(388)	(551)	(575)	(48%)	(4%)
Financial income	753	451	(40%)	161	136	64	(60%)	(53%)
Financial expenses	2,022	2,526	25%	549	687	640	17%	(7%)
EBT	(13,510)	(31,734)	(153%)	(2,265)	(8,519)	(11,358)	(401%)	(33%)
Taxes	1,001	2,783	178%	25	1,618	2,115	8360%	31%
Net Results	(14,511)	(34,516)	(138%)	(2,290)	(10,137)	(13,473)	(488%)	(33%)

CAPEX	26,181	26,908	3%	8,781	6,238	7,701	(12%)	23%
EBITDA-CAPEX	(22,463)	(41,570)	(85%)	(6,753)	(10,519)	(14,046)	(108%)	(34%)
FCF Levered	(6,008)	(34,712)	(478%)	633	(12,063)	(9,617)	(1619%)	20%

BALANCE SHEET
Total Assets	139,498	144,599	4%	139,498	152,505	144,599	4%	(5%)
Non Current Assets	95,130	91,281	(4%)	95,130	103,568	91,281	(4%)	(12%)
Current Assets	44,369	53,319	20%	44,369	48,937	53,319	20%	9%
Total Liabilities	101,438	123,040	21%	101,438	135,488	123,040	21%	(9%)
Non-current liabilities	5,966	52,951	788%	5,966	62,010	52,951	788%	(15%)
o.w. other loans	3,700	51,123	1282%	3,700	60,177	51,123	1282%	(15%)
Current Liabilities	95,472	70,089	(27%)	95,472	73,478	70,089	(27%)	(5%)
o.w. bank loans	12	-	-	12	174	-	-	-
Shareholders' funds	38,060	21,559	(43%)	38,060	17,017	21,559	(43%)	27%
Share Capital	50,000	50,025	0%	50,000	50,000	50,025	0%	0%
Gross Debt	42,292	51,122	21%	42,292	60,351	51,122	21%	(15%)
Liquidity	8,968	377	(96%)	8,968	1,223	377	(96%)	(69%)
Net debt	33,324	50,745	52%	33,324	59,128	50,745	52%	(14%)
Interest expenses	1,581	2,258	43%	445	625	598	34%	(4%)
Net Debt : Annualised EBITDA (last 4 quarters)	9.0 x	(3.5 x)	(139%)	9.0 x	(9.4 x)	(3.5 x)	(139%)	63%
Interest Cover (EBITDA / interest expenses)	2.4 x	(6.5 x)	(376%)	4.6 x	(6.8 x)	(10.6%)	(333%)	(55%)
Debt / (Debt + Equity)	53%	70%	34%	53%	78%	70%	34%	(10%)

(1) Service Margin

Service margin is equal to Service revenues less Interconnection costs.

								(euros thousands)
									% chg

Público Consolidated	FY04	FY05	FY05/ FY04	4Q04	3Q05	4Q05		4Q05/4Q04	4Q05/3Q05
P&L
Turnover	55,490	44,112	(21%)	12,507	10,428	10,863		(13%)	4%
Advertising Sales	18,157	17,529	(3%)	5,435	3,592	5,031		(7%)	40%
Newspaper Sales	12,283	12,896	5%	2,959	3,400	3,240	(1)	9%	(5%)
Associated Products Sales	25,050	13,687	(45%)	4,113	3,436	2,592		(37%)	(25%)
Other Revenues	220	621	182%	49	114	228		365%	100%
Operating Costs	53,337	46,111	(14%)	12,059	11,586	10,859		(10%)	(6%)
COGS	20,570	13,849	(33%)	3,453	3,680	2,940	(1)	(15%)	(20%)
Provisions and Impairment Losses	258	315	22%	53	75	57		8%	(24%)
EBITDA	2,115	(1,693)	(180%)	444	(1,119)	175		(61%)	116%
EBITDA margin	4%	(4%)	(201%)	4%	(11%)	2%		(55%)	115%
Depreciation and Amortisation	1,872	1,242	(34%)	434	306	259		(40%)	(15%)
EBIT	243	(2,935)	(1308%)	10	(1,425)	(84)		(940%)	94%
Net Financial Results	(181)	(235)	(30%)	(50)	(61)	(59)		(18%)	3%
Financial income	18	7	(61%)	4	1	2		(50%)	100%
Financial expenses	200	242	21%	53	62	61		15%	(2%)
EBT	61	(3,170)	(5297%)	(40)	(1,486)	(143)		(258%)	90%
Taxes	29	24	(17%)	(334)	4	4		101%	0%
Net Results	32	(3,194)	(10081%)	294	(1,490)	(147)		(150%)	90%

CAPEX	808	871	8%	371	187	199		(46%)	6%
EBITDA-CAPEX	1,307	(2,564)	(296%)	73	(1,306)	(24)		(133%)	98%
FCF Levered	1,132	(3,926)	(447%)	(708)	(1,763)	331		147%	119%

BALANCE SHEET
Total Assets	16,953	15,804	(7%)	16,953	14,919	15,804		(7%)	6%
Non Current Assets	5,324	5,183	(3%)	5,324	5,195	5,183		(3%)	(%)
Current Assets	11,629	10,621	(9%)	11,629	9,724	10,621		(9%)	9%
Total Liabilities	19,891	18,224	(8%)	19,891	20,904	18,224		(8%)	(13%)
Non-current liabilities	4,553	639	(86%)	4,553	4,349	639		(86%)	(85%)
Current Liabilities	15,338	17,585	15%	15,338	16,555	17,585		15%	6%
o.w. bank loans	113	-	-	113	365	-		-	-
Shareholders' funds	(2,938)	(2,420)	18%	(2,938)	(5,985)	(2,420)		18%	60%
Gross Debt	3,824	3,820	(%)	3,824	7,700	3,820		(%)	(50%)
Liquidity	520	300	(42%)	520	139	300		(42%)	116%
Net debt	3,305	3,520	7%	3,305	7,561	3,520		7%	(53%)
Interest expenses	220	228	4%	43	59	59		37%	0%
Net Debt : Annualised EBITDA (last 4 quarters)	1.6 x	(2.1 x)	(233%)	1.6 x	(5.3 x)	(2.1 x)		(233%)	61%
Interest Cover (EBITDA / interest expenses)	9.6 x	(7.4 x)	(177%)	10.3 x	(19.0 x)	3.0 x		(71%)	116%
Debt / (Debt + Equity)	432%	273%	(37%)	432%	449%	273%		(37%)	(39%)

(1) Excludes raw material paper sales

SSI Consolidated (Group Enabler, Group WEDO, Mainroad and Digitmarket)	Pro-forma			Pro-forma			(euros thousands) % chg
	FY04	FY05	FY05/04	4Q04	3Q05	4Q05	4Q05/ 4Q04	4Q05/ 3Q05
P&L
Turnover	82,004	85,972	5%	21,099	21,406	21,398	1%	(%)
Service Revenues	64,443	66,050	2%	17,120	16,549	16,657	(2.7%)	1%
Equipment Sales	17,561	19,922	13%	3,979	4,857	4,741	19%	(2%)
Other Revenues	1,831	2,257	23%	720	576	977	36%	70%
Operating Costs	74,393	78,443	5%	19,126	19,556	20,240	6%	3%
COGS	16,718	18,978	14%	3,741	4,773	4,367	17%	(9%)
Provisions and Impairment Losses	1,036	329	(68%)	400	124	144	(64%)	16%
EBITDA	8,406	9,457	13%	2,293	2,302	1,991	(13%)	(14%)
EBITDA margin	10%	11%	7%	11%	11%	9%	(14%)	(13%)
Depreciation and Amortization	2,814	3,339	19%	649	630	1,581	144%	151%
EBIT	5,592	6,118	9%	1,644	1,672	410	(75.1%)	(75%)
Net Financial Results	(190)	408	315%	(156)	(17)	(1)	99%	94%
Financial income	617	816	32%	88	100	84	(5%)	(16%)
Financial expenses	807	408	(49%)	244	117	85	(65%)	(27%)
EBT	5,402	6,526	21%	1,488	1,655	409	(73%	(75%)
Taxes	1,414	1,357	(4%)	227	78	275	21%	253%
Net Results	3,988	5,169	30%	1,261	1,577	134	(89%)	(92%)

CAPEX	2,161	720	(67%)	1,296	136	155	(88%)	14%
EBITDA-CAPEX	6,245	8,737	40%	997	2,166	1,836	84%	(15%)
FCF Levered	7,324	7,083	(3%)	3,072	2,353	4,034	31%	71%

BALANCE SHEET
Total Assets	52,104	54,708	5%	52,104	54,751	54,708	5%	(%)
Non Current Assets	19,071	17,225	(10%)	19,071	18,728	17,225	(10%)	(8%)
Current Assets	33,033	37,484	13%	33,033	36,023	37,484	13%	4%
Total Liabilities	36,721	31,242	(15%)	36,721	34,376	31,242	(15%)	(9%)
Non-current liabilities	5,739	524	(91%)	5,739	5,734	524	(91%)	(91%)
Current liabilities	30,892	30,718	(1%)	30,982	28,642	30,718	(1%)	7%
o.w. bank loans	5	20	300%	5	181	20	300%	(89%)
Shareholders' funds	15,383	23,466	53%	15,383	20,375	23,466	53%	15%
Gross Debt	5,945	20	(100%)	5,945	6,331	20	(100%)	(100%)
Liquidity	10,563	14,140	34%	10,563	13,998	14,140	34%	1%
Net debt	(4,618)	(14,120)	(306%)	(4,618)	(7,667)	(14,120)	(206%)	(84%)
Interest expenses	545	267	(51%)	137	78	64	(53%)	(18%)
Net Debt: Annualized EBITDA (last 4 quarters)	(.5x)	(1.5x)	(272%)	(.5x)	(.8x)	(1.5x)	(172%)	(82%)
Interest Cover (EBITDA / Interest expenses)	15.4x	35.4x	130%	16.7x	29.5x	31.1x	86%	5%
Debt/ (Debt + Equity)	28%	0%	(100%)	28%	24%	0%	(100%)	(100%)

						(euros thousdands) % chg
Key Operating Highlights	FY04	FY05	FY05/ FY04	4Q04	3Q05	4Q05	4Q05/4Q04	4Q05/3Q05
Optimus
Subscribers (EoP) thousands	2,129	2,353	11%	2,129	2,270	2,353	11%	4%
Subscribers Net additions thousands	(177)	224	227%	11	92	83	621%	(10%)
Active subscribers (revenue generated last 90 days) (thousands)	1,623	1,787	10%	1,687	1,819	1,882	12%	3%
% pre-paid subscribers (EoP)	85.4%	81.7%	(4%)	85.4%	82.2%	81.7%	(4%)	(1%)
Total service revenues (euros millions)	602.1	567.0	(6%)	146.2	150.6	138.6	(5%)	(8%)
Service revenues from Customers (euro millions)	380.0	391.2	3%	94.8	101.3	99.7	5%	(2%)
Service revenues from Operators (euro millions)	222.0	175.9	(21%)	51.4	49.2	38.9	(24%)	(21%)
ARPU euro	24.3	21.9	(10%)	23.7	23.0	20.6	(13%)	(10%)
MoU (minutes of use) (1)	110.9	114.4	3%	111.3	115.3	120.9	9%	5%
Revenue per minute (ARPU/MoU) euro	0.22	0.19	(13%)	0.21	0.20	0.17	(20%)	(14%)
CCPU (Cash Cost / sub / month) euro	17.3	16.6	(4%)	17.8	17.4	16.4	(8%)	(5%)
Data as % of Service Revenues (AoP)	9.5%	11.2%	19%	10.1%	11.5%	13.4%	33%	17%
Data as % of Customer Revenues (AoP)	11.4%	12.6%	11%	12.1%	12.5%	15.3%	26%	22%
Total # SMS millions	710.1	971.3	37%	204.6	293.3	327.7	60%	12%
# SMS sent / month / user	20.1	29.7	48%	24.1	37.2	40.6	68%	9%
Total # SMS / month / user	28.7	37.6	31%	33.2	44.8	48.8	47%	9%
Sonaecom Fixed
Services EoP	301,279	271,463	(10%)	301,279	255,092	271,463	(10%)	6%
Direct	5,301	93,861	1671%	5,301	49,024	93,861	1671%	91%
Voice	2,913	47,037	1515%	2,913	24,606	47,037	1515%	91%
Internet	2,388	46,824	1861%	2,388	24,418	46,824	1861%	92%
Indirect	295,978	177,602	(40%)	295,978	206,068	177,602	(40%)	(14%)
NB	102,590	75,519	(26%)	102,590	87,403	75,519	(26%)	(14%)
Indirect Voice	179,198	87,218	(51%)	179,198	103,392	87,218	(51%)	(16%)
ADSL indirect	14,190	14,865	5%	14,190	15,273	14,865	5%	(3%)
Clix Page Views (millions)	701	850	21%	163	212	250	53%	18%
Network
Fibre Backbone kms (EoP)
Lit Fibre Pairs (km)	4,615	5,096	10%	4,615	5,096	5,096	10%	(%)
Fibre Pairs installed	5,525	6,168	12%	5,525	6,168	6,168	12%	0%
MAN kms (Lisbon + Porto) EoP
Fibre Cable installed (route kms)	580	817	41%	580	768	817	41%	6%
Fibre Pairs installed	20,352	23,323	15%	20,352	22,297	23,323	15%	5%
Unbundled Central Offices with transmission	59	138	144%	59	126	138	144%	14%
Central Offices Ready for ADSL 2+ Service	23	130	465%	23	96	130	465%	35%
Traffic (thousand minutes)	4,430,733	7,823,231	77%	1,127,959	2,069,765	2,944,149	161%	42%
Total Voice	966,561	1,258,342	30%	224,421	334,316	352,791	57%	6%
Total Internet	3,464,172	6,564,889	90%	903,538	1,735,449	2,591,358	187%	49%
Indirect Traffic (thousand minutes)
NB	849,879	471,079	(45%)	159,606	103,000	92,938	(42%)	(10%)
Voice	475,299	309,207	(35%)	110,177	68,551	62,532	(43%)	(9%)
Público newspaper
Average paid circulation	51,153	48,918	(4%)	49,454	50,669	47,156	(5%)	(7%)
Audience (2)	5.1	5.1	0%	5.1	n.a	5.1	0%	n.a
Market share of publicity (3)	15%	15.3%	1%	16%	15.8%	16%	(%)	(%)
Gross advertising revenues (euros thousands)	21,190	20,108	(5%)	6,295	4,088	5,900	(6%)	44%
Net advertising revenues (euros thousands)	16,137	16,001	(1%)	4,880	3,327	4,747	(3%)	43%
SSI aggregated KPIS
# aggregated average headcount (Enabler, WeDo, Bizdirect and Mainroad)	632	633	0.1%	644	646	650	0.9%	0.7%
Consulting Revenues per employee (aggregated Enabler + WeDo) (K euros)	101	98	(3.8%)	26	25	24	(6.6%)	(2%)
(1) 4Q05 includes 'Home' numbers
(2) YTD05 and 3Q05 do not include September values
(3) FY05 - Source Marktest until Nov05

Sonaecom Group Headcount
Optimus	1,084	1,049	(3%)	1,084	1,005	1,049	(3%)	4%
Sonaecom Fixed	311	279	(10%)	311	278	279	(10%)	0%
Público	329	316	(4%)	329	347	316	(4%)	(9%)
Software and Systems Integration	677	650	(4%)	677	524	650	(4%)	24%
Other	37	50	35%	37	37	50	35%	35%
Total Sonaecom Group	2,438	2,344	(3.9%)	2,438	2,191	2,344	(3.9%)	7.0%

Notes to the Earnings Announcements

(1) Stand-alone figures

Values presented for sub-consolidation groups are a combination of financial statements prepared in accordance with IAS/IFRS for groups of companies that the Board of Directors consider to operate in similar business areas, and thus constitute an operating sub-group. As such, accounts presented for these sub-groups reflect an aggregation of the financial statements of the firms included in the sub-group, the elimination of balances and intracompany transactions and where appropriate, elimination of goodwill generated as a result of the acquisition of financial investments.

At 31 December 2005, operating subgroups and their composition, as defined by the Board of Directors were as follows:

Optimus consolidated: Optimus and Optimus Towering

Sonaecom Fixed: Novis post merger with Clix and KPNQWest

Público consolidated: Público and M3G

SSI consolidated: Enabler group, WeDo group, Mainroad and Digitmarket

SONAECOM, S.G.P. S. S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET AT 31 DECEMBER 2005 AND 2004

(Amounts expressed in Euro)

ASSETS	Notes	December 2005	December 2004
NON CURRENT ASSETS: Tangible assets	1.c), 1.h) and 5	477,432,375	482,808,381
Intangible assets	1.d), 1.e) and 6	175,275,138	183,943.968
Goodwill	1.f) and 7	285,468,452	31,614,130
Investments in associated companies	1.b) and 3	685,661	685,669
Investments available for sale	1.g) and 8	1,207,320	1,207,320
Other non current debtors	9	1,903,493	3,506,749
Deferred tax assets	1.p) and 10	66,239,165	68,693,940
Other non current assets	1.r), 1.s), 1.w) and 11	1,952,890	4,872,217
Total non current assets		1,010,164,494	777,332,374
CURRENT ASSETS: Inventories	1.i) and 12	23,212,665	12,827,545
Trade debtors	1.j) and 13	143,573,014	152,682,416
Other current debtors	1.j) and 14	20,660,299	11,339,437
Other current assets	1.r), 1.s), 1.w) and 15	43,439,057	51,149,794
Investments recorded at fair value through profit or loss	1.g) and 16	1,321,690	-
Cash and cash equivalents	1.k) and 17	209,414,711	53,265,132
Total current assets		441,621,436	281,264,324
Total assets
		1,451,785,930	1,058,596,698
SHAREHOLDERS' FUNDS AND LIABILITIES
SHAREHOLDERS' FUNDS: Share capital	18	296,526,868	226,250,000
Reserves	1.t)	273,093,218	12,356,470
Consolidated net income/(loss) for the year		2,156,198	18,048,373
		571,776,284	256,654,843
Minority interests	19	115,163,114	183,919,719
Total Shareholders Funds		686,939,398	440,574,562
LIABILITIES. NON CURRENT LIABILITIES: Medium and long-term loans - net of short-term portion	1.l), 1 m), 1.n) and 20	455,863,338	305,138,566
Other non current creditors	21	9,698,642	3,425,011
Other non current financial liabilities	22	1,886,588	3,953,358
Provisions for other liabilities and charges	1.o) and 23	5,092,476	4,292,249
Other non current liabilities	1.r), 1.s), 1.w) and 24	8,077,712	9,794,878
Total non current liabilities		480,618,756	326,604 062
CURRENT LIABILITIES: Short-term loans and other loans	1.l), 1.m), 17 and 20	54,420	2,508,344
Trade creditors	25	143, 303,460	153,049,344
Other current financial liabilities	22 and 26	3,257,037	4,070,891
Other creditors	27	18,798,148	17,612,868
Other current liabilities	1.r), 1.s), 1.w) and 28	118,814,711	114,176,627
Total current liabilities		284,227,776	291,418,074
Total Shareholders' Funds and liabilities
		1,451,785,930	1,058,596,698

The notes are an integral part of the consolidated financial statements at 31 December 2005 and 2004.

The Chief Accountant	The Board of Directors

Patricia Maria Cruz Ribeiro da Silva	Belmiro Mendes de Azevedo
Duarte Paulo Teixeira de Azevedo
Antonio Mendo Castel-Branco Borges
David Charles Denholm Hoblev
David Graham Shenton Bain
George Christopher Lawrie
Jean-Frangois Rene Ponta!

Luis Filipe Campos Dias de Castro Reis
Michel Mane Alain Combes

SONAECOM. S.G. P.S. S.A. AND SUBSIDIARIES

CONSOLIDATED PROFIT AND LOSS ACCOUNT BY NATURE

FOR THE YEARS AND QUARTERS ENDED AT 31 DECEMBER 2005 AND 2004

(Amounts expressed in Euro)

	Notes	December 2005	September to December 2005 (Not audited)	December 2004	September to December 2004 (Not audited)
Operating revenues: Sales	29	102,297,934	31,320,105	108,049,977	28,964,136
Services rendered	29	741,162,926	184,691,812	772,109,042	189,513,872
Other operating revenues	30	5,826,910	1,290,401	6,967,530	2,821,960
Total operating revenues		849,287,770	217,302,318	887,126,549	221,299,968
Operating costs. Cost of sales	12	(114,924,806)	(36,595,555)	(106,436,514)	(30,068,652)
External supplies and services	31	(454.823.366)	(119,957,668)	(454,292,910)	(114,701,923)
Staff expenses		(102.848.384)	(24,809,736)	(96,374,442)	(25,749,474)
Depreciation and amortisation	5 and 6	(128,222,823)	(34,180,265)	(125,197,734)	(31,726,324)
Provisions and impairment losses	1.o), 1.v) and 23	(7,770,367)	(2,268,650)	(15.851,501)	(2,140,002)
Other operating costs	1.v) and 32	(12,044,965)	(3,675,617)	(13.557.654)	(4,180,493)
Total operating costs		(820,634,711)	(221,487.491)	(811,710,755)	(208,566,867)
Net operating income/(expenses)		28,653,059	(4,185,173)	75,415,794	12,733,101
Gains and losses in associated companies	33			(10,473)	26,812
Other net financial income/(expenses)	1.m), 1.n), 1.u), 1. v) and 33	(13 090,758)	(3,604,641)	(18,421,429)	(3,180,348)
Current income/(loss)		15,562,301	(7,789,814)	56,983,890	9,579,563
Income taxation	1.p), 10 and 34	(4,008,288)	(349,964)	(18,151,692)	(1,447,665)
Consolidated net income/(loss)		11,554,013	(8,139,778)	38,832,198	8,131,898
Attributed to: Shareholders of parent company		2,156,198	(6,036,269)	18,048,373	4,634,079
Minority interests		9.397.815	(2.103,509)	20.783.827	3,497,820
Earnings per share Including discontinued operations Basic		0.01	(0.02)	0.08	0.02
Diluted		0.01	(0.02)	0.08	0.02
Excluding discontinued operations Basic		0.01	(0.02)	0.08	0.02
Diluted		0.01	(0.02)	0.08	0.02

The notes are an integral part of the consolidated financial statements at 31 December 2005 and 2004

The Chief Accountant	The Board of Directors

Patricia Maria Cruz Ribeiro da Silva	Belmiro Mendes de Azevedo
Duane Paulo Teixeira de Azevedo
Antonio Mendo Castel-Branco Borges
David Charles Denholm Hoblev
David Graham Shenton Bain
George Christopher Lawrie
Jean-Francois Rene Ponta!
Luis Filipe Campos Dias de Castro Reis
Michel Marie Alain Comber
Miguel Nuno Santos Almeida
Richard Henry O'Toole